SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ---------------------------------

                                 SCHEDULE 14D-9

                       ---------------------------------

                      Solicitation/Recommendation Statement
                             Under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                       CNL American Properties Fund, Inc.
                            (Name of Subject Company)

                       CNL American Properties Fund, Inc.
                       (Name of Persons Filing Statement)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    12613A101
                      (CUSIP Number of Class of Securities)

                        ---------------------------------

                              James M. Seneff, Jr.
              Chairman of the Board and Co-Chief Executive Officer
                       CNL American Properties Fund, Inc.
                                    Suite 500
                             450 South Orange Avenue
                             Orlando, Florida 32801
                                 (407) 540-2000

                          (Name, address and telephone
                         number of person authorized to
                      receive notices and communications on
                     behalf of the persons filing statement)

                                 with a copy to:

                          James J. Hanks, Jr., Esquire
                     Ballard Spahr Andrews & Ingersoll, LLP
                                   Suite 1800
                             300 East Lombard Street
                            Baltimore, Maryland 21202
                                 (410) 528-5600

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

===============================================================================

Item 1.       Subject Company Information - Reg M-A 1002(a) and (b)

         The name of the subject company is CNL American Properties Fund, Inc., a Maryland corporation (the "Company"). The address of the Company's principal executive offices is Suite 500, 450 South Orange Avenue, Orlando, Florida 32801 and the telephone number of the Company's principal executive office is (407) 540-2000.

         The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") relates is the Common Stock, par value $.01 per share, of the Company (the "Common Stock"). As of June 30, 2002, there were 44,942,515 shares of Common Stock outstanding.

Item 2.       Identity and Background of Filing Person - Reg M-A 1003(a) and (d)

         The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1 above.

         This Statement relates to the tender offer by Sutter Holding Company, Inc., a California corporation, and Sutter Opportunity Fund 2, LLC and Sutter Acquisition Fund, LLC, each a California limited liability company (collectively, the "Purchasers"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated September 23, 2002 and filed with the Securities and Exchange Commission (the "Commission"), to purchase up to 2,250,000 of the outstanding shares of Common Stock at a cash price of $7.00 per share, reduced by the amount of any dividends declared or paid with respect to such shares between September 23, 2002 and the expiration of the tender offer, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 23, 2002 (the "Offer to Purchase"), and in the related letter of transmittal included in the Schedule TO.

         Based on the information in the Schedule TO, the address of the Purchasers is Suite 405, 150 Post Street, San Francisco, California 94108.

Item 3.       Past Contacts, Transactions,  Negotiations and Agreements - Reg
              M-A 1005(d)

         There exists on the date hereof no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Purchasers or their executive officers, directors or affiliates or (ii) the Company's executive officers, directors or affiliates, except as described below.

Executive Employment Contracts

         In August 1999, the Company entered into an employment agreement with Curtis McWilliams, under which Mr. McWilliams serves as the Company's Co-Chief Executive Officer. The initial term of the agreement commenced on September 1, 1999 for a period of three years, automatically renewable for one-year terms. The agreement provides that, upon termination by the Company without "cause" or upon the resignation of Mr. McWilliams for "good reason," the Company will pay Mr. McWilliams a cash payment equal to two times his base salary in effect on the date of his termination, plus any accrued but unpaid base salary and vacation. In addition, the Company agreed to accelerate any stock options that would otherwise vest in the twelve months following his termination. The agreement includes in its definition of "good reason," among other things, the Company's failure to assign the agreement to any successor to the business of the Company. Additionally, in the event the Company terminates his employment due to his death or disability, the Company agreed to provide Mr. McWilliams or his estate a lump sum equal to twelve months of his base salary. In November 1999, the Company entered into an addendum with Mr. McWilliams including within the definition of "good reason" an assignment of the agreement by a purchaser of the Company to another person or entity without Mr. McWilliams' consent. The addendum also provided, among other things, that upon his termination any compensation received by Mr. McWilliams under the agreement would not alter his entitlement to any deferred compensation otherwise due pursuant to the terms of a deferred compensation plan. In June 2000, the Company entered into an additional addendum with Mr. McWilliams providing that upon his termination due to a change in control Mr. McWilliams would receive a cash payment equal to one times his base salary as in effect on the date of his termination.

         In August 1999, the Company entered into an employment agreement with Steven D. Shackelford, under which Mr. Shackelford serves as the Company's Senior Vice President/Chief Financial Officer. The initial term of the agreement commenced on September 1, 1999 for a period of three years, automatically renewable for one-year terms. The agreement provides that, upon termination by the Company without "cause" or upon the resignation of Mr. Shackelford for "good reason," the Company will pay Mr. Shackelford a payment equal to two times his base salary in effect on the date of his termination, plus any accrued but unpaid base salary and vacation. In addition, the Company agreed to accelerate any stock options that would otherwise vest in the twelve months following his termination. The agreement includes in its definition of "good reason," among other things, the Company's failure to assign the agreement to any successor to the business of the Company. Additionally, in the event that the Company terminated his employment due to his death or disability, the Company agreed to provide Mr. Shackelford or his estate a lump sum equal to twelve months of his base salary. In November 1999, the Company entered into an addendum including within the definition of "good reason" an assignment of the agreement by a purchaser of the Company to another person or entity without Mr. Shackelford's consent. In addition, the addendum increased Mr. Shackelford's base salary and provided, among other things, that upon his termination any compensation received by Mr. Shackelford under the agreement would not alter his entitlement to any deferred compensation otherwise due pursuant to the terms of a deferred compensation plan. In June 2000, the Company entered into an additional addendum with Mr. Shackelford providing that upon his termination due to a change in control Mr. Shackelford would receive a cash payment equal to one times his base salary as in effect on the date of his termination.

Certain Transactions

         CNL Securities Corp., an affiliate of the Company, is entitled to receive, in connection with each offering of Common Stock, a soliciting dealer servicing fee payable annually by the Company beginning on December 31 of the year following the year in which each offering terminated in the amount of 0.20 percent of the stockholders' investment in the Company in connection with such offering. CNL Securities Corp. in turn may reallow all or a portion of such fee to broker-dealers whose clients purchased shares in such offering and held shares on such date. During 2001, the Company incurred $1,493,437 of such fees, all of which were reallowed. The soliciting dealer servicing fee will terminate as of the beginning of any year in which the Company is liquidated or the shares become listed on a national securities exchange or over-the-counter market.

         CNL Financial Group, Inc. and CNL Shared Services, Inc., related affiliates, provide certain administrative services (including services for tax and regulatory compliance, stockholder distributions and reporting, investor relations, human resources, pay services, purchasing and information technology) to the Company on a day-to-day basis. The costs incurred related to these functions were $4,564,213 for the year ended December 31, 2001.

         As of December 31, 2001, the Company has finalized a lease agreement for its office space (the "Lease") with an affiliate of James M. Seneff, Jr., the Company's Chairman of the Board. The Lease provides for rent in the amount of approximately $1,007,000 per year, with a three percent increase annually, expiring in October 2014. The Company made rental payments during the year ended December 31, 2001, of approximately $1,007,000.

         Mortgage loans held for sale includes a $16,781,870 receivable as of December 31, 2001 from CNL Restaurant Investors Properties, LLC ("CRIP"), a related party under common control. CRIP borrows to acquire or construct assets for lease under operating and capital lease agreements to qualified tenants. The Company's receivable from CRIP is recorded at cost and is collateralized by CRIP's assets under lease. Interest is payable at rates ranging from 9.1 percent to 9.2 percent. Amounts are repayable to the Company in accordance with the monthly maturities specified in the lease agreements entered into by CRIP and qualified tenants. For the year ended December 31, 2001, the Company recorded interest income of $2,023,891.

         The Company, through the acquisition of the CNL Fund Advisors, Inc., on September 1, 1999, provides certain services relating to management of related parties and their properties pursuant to management agreements. Under these agreements, the Company is responsible for collecting rental payments, inspecting the properties and the tenants' books and records, assisting in responding to tenant inquiries and notices and providing information to the related parties about the status of the leases and the properties. For these services, the related parties have agreed to pay the Company an annual fee. For the year ended December 31, 2001, the Company earned $3,656,159 in such fees.

         Because the Company was committed to reinvest the $14,700,000 in funds from operations generated by the specialty finance business as opposed to distributing those amounts to the parent company, the Company's Chairman, through a private company affiliate, CNL Financial Group, Inc., invested $12,400,000 in the Company during 2001. Of this $12,400,000, $9,700,000 was invested through a purchase of 579,722 shares of Common Stock by CNL Financial Group, Inc. and the balance of $2,700,000 was invested in the form of a demand promissory note that was converted into shares of Common Stock upon approval of the amendment to the Company's Second Amended and Restated Articles of Incorporation at the 2002 annual meeting of stockholders of the Company. The Chairman and his wife own 100% of the outstanding shares of CNL Holdings, Inc., the sole shareholder of CNL Financial Group, Inc.

         In June 2001, the Company sold and assigned the collection rights of the current and future cash flows related to three equipment leases to CNL Restaurant Properties XX, Inc., an affiliate of the Company. The Company received approximately $1.1 million of proceeds and no gain or loss was recognized. Robert A. Bourne, the Company's Vice Chairman of the Board, owns 100% of the outstanding shares of CNL Restaurant Properties XX, Inc.

Item 4.       The Solicitation or Recommendation - Reg M-A 1012(a) through (c)

         (a)      Recommendation

         This Statement relates to the recommendation of the Company with respect to the Offer to Purchase. The Company is advising holders of the Common Stock to reject the Offer to Purchase for the reasons discussed below in clause
(b) of this Item 4.

         (b)      Reasons

         The reasons for the Company's recommendation to reject the Offer to Purchase are as follows:

o The $7.00 per share offer price is approximately 50% lower than secondary market resale prices over the past year. These secondary market prices of the Common Stock are almost always substantially lower than the value of shares because sales in this type of market generally represent sales at distressed or "fire sale" prices. The Offer to Purchase was not based on any third-party assessment. The Purchasers did not retain an independent person to evaluate or render any opinion with respect to the fairness of the offer price or the terms of the Offer to Purchase.

o The Company offers a Distribution Reinvestment Plan (DRIP) through the Bank of New York that purchases existing shares from holders of Common Stock at a fair auction price. The average purchase price for the third quarter of 2002 was $16.90 per share. The Company also facilitates an informal matching program to match holders of Common Stock who want to sell their shares with other investors. Holders of Common Stock should consult with their financial and tax advisors before making any decisions affecting their investment.

o Holders of Common Stock who purchased shares of Common Stock in the Company's original or follow-on offerings, paid a price of $10.00 per share. At the 1999 Annual Stockholders Meeting, the holders of Common Stock approved a two-for-one reverse stock split of the Common Stock. This reverse stock split effectively adjusted the original Common Stock share price from $10.00 per share to $20.00 per share.

o The Company consistently has been paying an annualized distribution of 7.625%, based upon the $20.00 per share price (adjusted for the reverse stock split). If holders of Common Stock sell their shares for the price offered, they will no longer be entitled to receive future distributions.

o As one of the leading providers of financial services to the restaurant industry, the Company has grown to more than $1.4 billion in assets and has interests in more than 2,500 restaurant properties in 47 states. The Company has developed unique strategies, products and programs to maximize emerging opportunities in this industry. If holders of Common Stock accept the Offer to Purchase, they will forfeit any future value that is created by these opportunities.

o The Purchasers have not provided the Company with any evidence of their source of financing or their ability to pay the $15,750,000 required to purchase 2,250,000 shares of Common Stock, if tendered.

         (c)      Intent to Tender

         No executive officer or director of the Company or, to the best knowledge of the Company, no affiliate or subsidiary of the Company intends to tender to the Purchasers any shares of Common Stock that are held of record or beneficially by such person.

Item 5.       Persons/Assets  Retained,  Employed,  Compensated or Used - Reg
              M-A 1009(a)

         No persons or classes or persons have, directly or indirectly, been employed, retained or are to be compensated by the Company to make solicitations or recommendations in connection with the Offer to Purchase.

Item 6.       Interest in Securities of the Subject Company - Reg M-A 1008(b)

         Neither the Company nor, to the best knowledge of the Company, any of its respective executive officers, directors, affiliates or subsidiaries has effected any transactions in shares of Common Stock during the past 60 days.

Item 7.       Purposes of the  Transaction  and Plans or Proposals - Reg M-A
              1006(d)

         No negotiations are being undertaken or are underway by the Company in response to the Offer to Purchase which relate to, or would result in, (i) a tender offer for or other acquisition of securities by the Company, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (iv) any material change in the present dividend rate or policy or indebtedness or capitalization of the Company.

         There are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer to Purchase which relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.       Additional Information - Reg M-A 1011(b)

         The information contained in the exhibit referred to in Item 9 below is incorporated herein by reference.

Item 9.       Exhibits - Reg M-A 1016(a), (e) and (g)

         The following exhibits are filed herewith:

         Exhibit (a)       Letter to holders of Common  Stock dated  October
                           4, 2002, including Question and Answer sheet

         Exhibit (e)       "Executive Employment Contracts" and "Certain
                           Transactions" sections contained in the Proxy
                           Statement on Schedule 14A (incorporated by reference to such sections contained in the Proxy Statement filed with the Commission on April 12, 2002).

         Exhibit (g)       Not Applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                    CNL AMERICAN PROPERTIES FUND, INC.


                                    By:  /S/  JAMES M. SENEFF, JR.
                                              --------------------------
                                    Name: James M. Seneff, Jr.
                                    Title: Co-Chief Executive Officer


                                    By:  /S/  CURTIS B. MCWILLIAMS
                                              --------------------------
                                    Name: Curtis B. McWilliams
                                    Title: Co-Chief Executive Officer

Dated:  October 4, 2002

                                    EXHIBIT A

                        LETTER TO HOLDERS OF COMMON STOCK

October 4, 2002

To Our Stockholders:

You have received or will receive various materials relating to a tender offer by Sutter Holding Company, Inc., Sutter Opportunity Fund 2, LLC and Sutter Acquisition Fund, LLC (collectively, the "Purchasers") to purchase your shares of common stock of CNL American Properties Fund, Inc. (the "Company") for $7.00 per share, a price which is well below the net asset value of your shares.

Typically, a tender offer is an attempt to purchase shares of a corporation at a premium price with the objective of taking control of the target company. In this case, the Purchasers' offer is for no more than 2,250,000 shares, or only 5.1%, of the Company's common stock and the price offered reflects a substantial discount rather than a premium. The Purchasers may be seeking to make a profit at your expense. The $7.00 price per share they have offered represents only 35% of your original investment if you purchased your shares in the original or follow-on offerings. For example, if your original investment was $20,000, then you would be selling your investment for $7,000.

Based on the unanimous vote of the Board of Directors (including all the Independent Directors), the Company recommends that you REJECT this offer to tender your shares of common stock of the Company. TO REJECT THIS OFFER, SIMPLY DO NOT RESPOND to any materials that have been sent or will be sent to you on behalf of the Purchasers. If you are interested in selling your shares, there are other options available to you, as discussed below.

Our recommendation to reject this offer is based on several factors, including:

o The $7.00 per share offer price is approximately 50% lower than secondary market resale prices over the past year. These secondary market prices of the Company's common stock are almost always substantially lower than the value of shares because sales in this type of market generally represent sales at distressed or "fire sale" prices. The Purchasers' offer was not based on any third-party assessment. The Purchasers did not retain an independent person to evaluate or render any opinion with respect to the fairness of the offer price or the terms of the offer.

o The Company offers a Distribution Reinvestment Plan (DRIP) through the Bank of New York that purchases existing shares from stockholders at a fair auction price. The average purchase price for the third quarter of 2002 was $16.90 per share. The Company also facilitates an informal matching program to match stockholders who want to sell their shares with other investors. Please consult with your financial and tax advisors before making any decisions affecting your investment.

o If you purchased your shares of common stock in the Company's original or follow-on offerings, you paid a price of $10.00 per share. At the 1999 Annual Stockholders Meeting, the stockholders approved a one-for-two reverse stock split of the common stock. This reverse stock split effectively adjusted the original share price from $10.00 per share to $20.00 per share.

o The Company consistently has been paying an annualized distribution of 7.625%, based upon the $20.00 per share price (adjusted for the reverse stock split). If you sell your shares for the price offered, you will no longer be entitled to receive future distributions.

o As one of the leading providers of financial services to the restaurant industry, the Company has grown to more than $1.4 billion in assets and has interests in more than 2,500 restaurant properties in 47 states. The Company has developed unique strategies, products and programs to maximize emerging opportunities in this industry. If you accept the tender offer, you will forfeit any future value that is created by these opportunities.

o The Purchasers have not provided the Company with any evidence of their source of financing or their ability to pay the $15,750,000 required to purchase 2,250,000 shares of the Company's common stock, if tendered.

An English proverb asserts, "There is a measurable and worthy difference between taking advantage and taking advantage of opportunity." We believe that the Purchasers are seeking to take advantage of you. We encourage you to reject this offer.

We appreciate the opportunity to continue to be the steward of your investment. If you have any questions regarding the tender offer by the Purchasers, please refer to the enclosed Questions and Answers document, our website, www.cnlonline.com, or call CNL Investor Relations toll free at (866) 650-0650.

Sincerely,



James M. Seneff, Jr.                        Curtis B. McWilliams
Co-Chief Executive Officer                  Co-Chief Executive Officer

CNL American Properties Fund, Inc.
QUESTIONS AND ANSWERS
[GRAPHIC OMITTED][GRAPHIC OMITTED]

What is a tender offer?

Typically a tender offer is an attempt to purchase shares of a corporation in the public market at a premium price with the objective of taking control of the target company. However, this is not the case with the Purchasers' offer, which is at a price substantially below the value of the shares.

What does the Company recommend?

Based on the unanimous vote of the Board of Directors (including all the Independent Directors), the Company recommends that you REJECT the Purchasers' offer. TO REJECT THE OFFER, SIMPLY DO NOT RESPOND to their tender offer materials.

Who are the Purchasers?

Sutter Holding Company, Inc., Sutter Opportunity Fund 2, LLC and Sutter Acquisition Fund, LLC (collectively, the "Purchasers") are affiliates of Robert
E. Dixon and Sutter Capital Management, LLC, a California limited liability company. The Purchasers have no affiliation with CNL American Properties Fund, Inc. (the "Company").

Is the Purchasers' offer in my best interest?

No. We believe the offer is not in your best interest. Their offer reflects a substantial discount rather than a premium to both the net asset value of the Company and the levels at which the stock has been sold in the secondary market over the past year. The Purchasers may be seeking to make a profit at your expense, as the $7.00 price per share that they have offered represents only 35% of your original investment if you purchased your shares in the Company's original or follow-on offerings ($20.00 per share after adjustment for the reverse stock split). The $7.00 per share offer price is approximately 50% lower than recent secondary market resale prices. By tendering your shares of common stock, you will forfeit your right to receive future distributions, which may represent a higher return than you would receive from other alternative investments.

Further, the Purchasers have not provided any evidence of their source of financing or their ability to pay the $15,750,000 required to purchase 2,250,000 shares of the Company's common stock, if tendered. They have not provided financial information for Sutter Opportunity Fund 2, LLC or Sutter Acquisition Fund, LLC. In fact, their public company, Sutter Holding Company, Inc., had a going concern opinion issued on its financial statements at December 31, 2001, which is an audit opinion issued when there is substantial doubt that a company can continue operations. Sutter Holding Company, Inc. disclosed in May 2002 it had suffered losses from operations of $9.5 million since inception and had discontinued substantially all of its operating activities. At July 31, 2002, Sutter Holding Company, Inc. only had $50,413 in cash on its balance sheet.

Why would the Purchasers make a tender offer for my shares?

Because the $7.00 price per share offered by the Purchasers is only 35% of your original investment ($20.00 per share after adjustment for the reverse stock split), the Purchasers may be trying to make a large profit at your expense. The Purchasers stated in their Schedule TO filed with the United States Securities and Exchange Commission (SEC) that "the Purchasers are acquiring the Shares for investment purposes." While the Purchasers may not intend to seek control of the Company or to change the management or operations of the Company, they are trying to take control of your investment. The Purchasers may recognize the higher value of the assets underlying your investment and may be seeking to obtain your shares at a bargain rate.

How did the Purchasers get my name and address?

The Purchasers do not have your name and address. The SEC tender offer rules require the Company to give the Purchasers our investor address lists or to facilitate the mailing of the Purchasers' materials. The Company chose to facilitate the mailing.

Will the offer price be reduced?

The price per share offered by the Purchasers will be reduced by any distributions declared or paid between September 23, 2002 and November 15, 2002. According to the tender offer, you will be required to give the Purchasers any distributions received after November 15, 2002.

What happens if I tender my shares of common stock of the Company?

Stockholders who sell their shares of common stock of the Company to the Purchasers will lose their right to receive future distributions. Furthermore, stockholders who sell their shares of common stock to the Purchasers will be foregoing the opportunity of participating in any appreciation in the value of their shares in the future.

Is the sale of my shares of common stock of the Company a taxable event?

You may incur a tax consequence if you choose to sell your shares. We strongly recommend that you consult your tax advisor before making any decisions affecting your investment.

Are there other options available to me if I need to sell my shares of common stock of the Company?

Yes. The Company currently facilitates both distribution reinvestment and informal matching programs and works closely with secondary markets in an effort to match stockholders who want to sell their shares with other investors. You should consult with your financial advisor before making any decisions affecting your investment. Please contact CNL Investor Relations toll free at (866) 650-0650 for further information.

Will there be other tender offers?

It is possible that you may see additional offers coming to you through various sources. Your shares of common stock of the Company, as well as the properties owned by the Company, are valuable and profitable.

We strongly recommend that you REJECT the Purchasers' offer. TO REJECT THE OFFER, SIMPLY DO NOT RESPOND to their tender offer materials.